World Currency Gold Trust

685 Third Avenue, 27th Floor

New York, New York 10017

January 24, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Ms. Kim McManus
Mr. Rahul Patel

Re:	World Currency Gold Trust
Registration Statement on Form S-1
File No. 333-206640

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, World Currency Gold Trust hereby requests acceleration of the effective date of the above-referenced Registration Statement to January 24, 2017 at 5:00 p.m. ET, or as soon thereafter as practicable.

Should you have any questions or require any additional information with respect to this filing, please contact Christopher D. Menconi at (202) 373-6173, by e-mail at christopher.menconi@morganlewis.com, or by facsimile at (202) 739-3001.

Thank you for your assistance and cooperation.

Sincerely,

WORLD CURRENCY GOLD TRUST

By:	WGC USA Asset Management Company, LLC, its Sponsor

By: /s/ Gregory S. Collett
Name: Gregory S. Collett
Title: Vice President

cc:	Christopher D. Menconi, Morgan, Lewis & Bockius LLP